SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2016
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer's ID (CNPJ/MF): 76.483.817/0001-20
PUBLICLY-HELD COMPANY
CVM Registration no. 1431 - 1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND FIFTY-SECOND
BOARD OF DIRECTORS’ MEETING

1. VENUE: Rua Coronel Dulcídio nº 800, in the city of Curitiba, state of Paraná 2. DATE AND TIME: March 15, 2016 - 2:00 p.m. 3. PRESIDING: FERNANDO XAVIER FERREIRA - Chairman, LUIZ FERNANDO LEONE VIANNA - Executive Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

I.	Unanimous approval of the Annual Management Report, the Balance Sheet and other Financial Statements for fiscal year 2015 and their submission to the Fiscal Council;
II.

Unanimous approval of the Board of Executive Officers’ Proposal for the Allocation of 2015 Net Income and the limit for Payment of the Share Corresponding to the Integration between Capital and Work and Productivity Incentive;

III.	Unanimous approval of the contracting of the independent auditors;
IV.	Unanimous approval of the Audit Committee’s 2015 Annual Report;
V.	Unanimous approval of the structure of the integrated reporting applied to Copel’s 2015 Sustainability Report and the respective topics and material;
VI.	Unanimous approval, pursuant to the terms of Call for Proposals 003/2012, of the constitution of Consórcio Chopim;
VII.	Unanimous agreement with the continuation of the negotiations with Ivaí Engenharia de Obras S.A., in accordance with the proposal of the Board of Executive Officers;
VIII.	Unanimous approval of the replacement of the Corporate Integrity Coordination (CIC) manager.

5. ATTENDANCE: FERNANDO XAVIER FERREIRA - Chairman; LUIZ FERNANDO LEONE VIANNA - Executive Secretary; CARLOS HOMERO GIACOMINI; HÉLIO MARQUES DA SILVA; HENRIQUE AMARANTE COSTA PINTO; JOSÉ RICHA FILHO; MARLOS GAIO; and MAURO RICARDO MACHADO COSTA.

This is a free English translation of the original minutes of the 152nd Meeting of Copel's Board of Directors drawn up in the Company’s Book no. 8.

LUIZ FERNANDO LEONE VIANNA
Executive Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 16, 2016

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.